Exhibit 99.2

BlastGard International Reports Third Quarter 2007 Results

CLEARWATER FL, November 9, 2007 BlastGard International (OTCBB; BLGA) reported revenues for the third quarter ended September 30, 2007 of $258,264 compared to $4,406 reported in the same quarter of last year; and for the nine months ended September 30, 2007, we recognized sales of $375,700 and a gross profit of $53,982 compared to recognized sales of $867,741 and a gross profit of $197,035 for the same nine months of last year.  The Company had a net loss of $890,540 or $(0.02) per share based on the weighted average of 36,770,138 shares outstanding compared to a net loss of $708,747 or $(0.03) per share reported in the third quarter of 2006 based on the weighted average shares outstanding of 22,073,413. The increase in net loss is attributed to the increase in operating expenses and debt interest. In October 2007, we took measures to reduce our monthly operating costs by approximately $30,000 from approximately $210,000 per month to an estimated $180,000 per month, of which approximately $60,000 is used to pay down our debt. Our Form 10-QSB for the quarter-ended September 30, 2007 was filed today with the SEC. Additional information on our results of operations and recent developments can be obtained by reading a copy of the quarterly report that can be found on the company’s web site.

According to Andrew McKinnon, CEO of BlastGard, “Our focus is to create revenue and bottom line value for our shareholders. I am also pleased to report that the management team has agreed to amend their employment contracts to cancel 10,600,000 of the 15,900,000 performance based option incentives they were granted. This significantly reduces the potential dilution to our shareholders and is part of the cost cutting measures I have initiated in the Company.”

About BlastGard International, Inc.

BlastGard International, Inc. creates designs, develops, manufactures and markets proprietary blast mitigation materials. The Company's patent-pending BlastWrap® technology effectively mitigates blast effects and suppresses post-blast fires. This unique technology is being used to create new, finished products or to retrofit to existing products. BlastWrap® is a market leading product from which blast protection solutions are built to save lives and reduce damage to valuable assets from explosions. Additional information on BlastGard can be found at http://www.blastgardintl.com.

``Safe Harbor'' statement under the Private Securities Litigation Reform Act of 1995: Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are forward-looking statements that involve a number of risks and uncertainties. It is possible that the assumptions made by management are not necessarily the most likely and may not materialize. In addition, other important factors that could cause actual results to differ materially include the following: the Company's ability to market its products; the Company's ability to obtain additional funding; the Company's ability to obtain regulatory approvals on new products, the general economy; competitive factors; ability to attract and retain personnel; the price of the Company's stock; and other risk factors. The Company takes no obligation to update or correct forward-looking statements.

Company Contact:

BlastGard International, Inc.

Michael J. Gordon

(727) 592-9400